SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release dated November 29, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: November 30, 2016

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Fourth Quarter and Fiscal Year 2016

- Fourth Quarter 2016 Net Revenue Up 7.5% Year-Over-Year to $38.2 Million, Exceeding Guidance -

- Fiscal Year 2016 Net Revenue Up 8.7% Year-Over-Year to $117.5 Million, Exceeding Guidance -

- Completes Share Repurchase Program of $40.0 million -

- Declares Annual Special Cash Dividend of $0.1125 per Ordinary Share or $0.45 per ADS -

BEIJING — November 29, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the fourth quarter and fiscal year 2016 ended September 30, 2016.

Fourth Quarter Fiscal 2016 Financial and Operational Highlights

•	Total course enrollments reached 1,010,000, an increase of 12.0% from the fourth quarter of fiscal 2015.

•	Cash receipts from online course registration were $18.2 million, a 7.4% increase from the fourth quarter of fiscal 2015. Without the impact of the depreciation of the Renminbi against the U.S. Dollar, cash receipts from online course registration increased by 13.5% year-over-year in the fourth quarter of fiscal 2016.

•	Net revenue increased by 7.5% to $38.2 million from $35.6 million in the prior year period, exceeding the Company’s guidance range of $35.6 million to $37.4 million. Xiamen NetinNet, which was acquired by the Company in May 2016, contributed net revenue of $1.9 million in the fourth quarter of fiscal 2016.

•	Gross profit increased by 6.5% to $25.2 million from $23.6 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 6.5% to $25.2 million from $23.6 million in the prior year period.

•	Gross margin was 65.8%, compared with 66.4% in the prior year period. Non-GAAP[1] gross margin was 65.9%, compared with 66.5% in the prior year period.

•	Operating income decreased by 3.3% to $14.6 million from $15.1 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 3.2% to $15.1 million from $15.6 million in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Net income decreased by 9.5% to $12.2 million from $13.5 million in the prior year period.

•	Non-GAAP[1] net income decreased by 9.2% to $12.7 million from $14.0 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.370 and $0.369, respectively, compared with basic and diluted net income per ADS of $0.377 and $0.376, respectively, for the fourth quarter of fiscal 2015. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.387 and $0.385, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.393 and $0.390, respectively, for the fourth quarter of fiscal 2015.

•	Operating cash inflow increased by 18.5% to $5.8 million from $4.9 million in the fourth quarter of fiscal 2015.

•	Completion of Share Repurchase Program of $40.0 million in August 2016.

Fiscal Year 2016 Financial and Operational Highlights

•	Total course enrollments reached 3.7 million, a record high and an increase of 12.5% from fiscal year 2015.

•	Cash receipts from online course registration were $97.4 million, a 3.1% increase from fiscal year 2015. Without the impact of the depreciation of the Renminbi against the U.S. Dollar, cash receipts from online course registration increased by 8.1% year-over-year in fiscal year 2016.

•	Net revenue increased by 8.7% to $117.5 million from $108.2 million in fiscal year 2015, exceeding the Company’s guidance range of $114.8 million to $116.6 million. Xiamen NetinNet, which was acquired by the Company in May 2016, contributed net revenue of $3.0 million in fiscal year 2016.

•	Gross profit increased by 8.4% to $69.2 million from $63.8 million in fiscal year 2015.

•	Non-GAAP[1] gross profit increased by 8.4% to $69.4 million from $64.0 million in fiscal year 2015.

•	Gross margin was 58.9%, compared with 59.0% in fiscal year 2015. Non-GAAP[1] gross margin was 59.0%, compared with 59.1% in fiscal year 2015.

•	Operating income increased by 7.7% to $28.7 million from $26.7 million in fiscal year 2015.

•	Non-GAAP[1] operating income increased by 8.1% to $30.7 million from $28.4 million in fiscal year 2015.

•	Net income increased by 7.0% to $26.3 million from $24.6 million in fiscal year 2015.

•	Non-GAAP[1] net income increased by 7.4% to $28.3 million from $26.4 million in fiscal year 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.767 and $0.759, respectively, compared with basic and diluted net income per ADS of $0.686 and $0.684, respectively, for fiscal year 2015. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.829 and $0.818, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.739 and $0.733, respectively, for fiscal year 2015.

•	Operating cash inflow increased by 2.9% to $38.9 million from $37.8 million in fiscal year 2015.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to finish the fiscal year by exceeding our quarterly and full year guidance ranges, recording net revenue of $38.2 million in the fourth quarter and $117.5 million in fiscal 2016, representing year-over-year growth of 7.5% and 8.7%, respectively. Revenue growth from our accounting and engineering and construction verticals, books and reference materials and Xiamen NetinNet together contributed to our fourth quarter performance.”

Mr. Zhu added, “In fiscal 2016, we made steady progress in our strategic growth initiatives, notably K-12 teacher continuing education, our Open Learning Platform, mobile related products, Big Data solutions, and our College Cooperation Program, as well as the acquisition of an 80% equity interest in Xiamen NetinNet and the successful listing and planned share issuance of our Zhengbao Yucai subsidiary on China’s New Third Board. Heading into fiscal 2017, we look forward to executing our growth initiatives, while always being vigilant to acquisition and strategic investment opportunities, with the goal of continuing to drive shareholder value.”

Mr. Zhu concluded, “We are pleased to report that in August 2016 we concluded our year-long share repurchase program and are happy to report that, during this period, the Company repurchased 3.1 million ADS in the open market for a consideration of the full authorization of $40.0 million. We are proud that our strong cash generating ability allows us to consistently hold true to our commitment to maximizing shareholder value.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “Better-than-expected fourth quarter revenue growth, coupled with continued disciplined financial management and diligent cost control contributed to fiscal year 2016 revenue growth of 8.7% year-over-year. Without the impact of the Renminbi depreciation against the U.S. Dollar, fiscal year 2016 revenue and non-GAAP operating income increased 14.2% and 13.8% year-over-year, respectively.”

Mr. Marostica added, “Turning to organic growth, excluding both the operating results of Xiamen NetinNet and the impact of the Renminbi depreciation against the U.S. Dollar, fiscal year 2016 net revenue and non-GAAP operating income increased 11.2% and 16.2% year-over-year, respectively, and as a result, our fiscal year 2016 non-GAAP operating margin improved 118 basis points year-over-year. Looking ahead, we will continue to balance our efforts to drive growth with a keen focus on profitability and prudent cost controls.”

Dividend

The Company today announced that its Board of Directors has approved and declared a special cash dividend of $0.1125 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2017.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to a cash dividend of $0.45 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 13, 2017.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan and market conditions, the Company’s Board of Directors will, on a yearly basis, consider paying a dividend.

Fourth Quarter Fiscal 2016 Financial Results

Net Revenue. Total net revenue increased by 7.5% to $38.2 million in the fourth quarter of fiscal 2016 from $35.6 million in the fourth quarter of fiscal 2015. Net revenue from online education services, books and reference materials, and other sources contributed 79.6%, 7.2% and 13.2%, respectively, of total net revenues for the fourth quarter of fiscal 2016.

Online education services. Net revenue from online education services increased by 1.5% to $30.5 million in the fourth quarter of fiscal 2016 from $30.0 million in the fourth quarter of fiscal 2015, mainly due to revenue growth in core accounting test preparation courses, and accounting and engineering and construction (“E&C”) continuing education courses. This increase was partially offset by decreased revenue in healthcare and E&C test preparation courses.

Books and reference materials. Net revenue from books and reference materials increased by 65.9% to $2.8 million in the fourth quarter of fiscal 2016, from $1.7 million in the fourth quarter of fiscal 2015.

Others. Net revenue from other sources increased by 28.9% to $5.0 million in the fourth quarter of fiscal 2016 from $3.9 million in the fourth quarter of fiscal 2015, primarily due to the recently acquired Xiamen NetinNet business, which contributed revenue of $1.9 million in the fourth quarter of fiscal 2016. This increase was partially offset by decreased revenue from offline accounting training courses and business start-up training services.

Cost of Sales. Cost of sales increased by 9.3% to $13.1 million in the fourth quarter of fiscal 2016 from $12.0 million in the fourth quarter of fiscal 2015. Non-GAAP1 cost of sales increased by 9.3% to $13.0 million in the fourth quarter of fiscal 2016 from $11.9 million in the fourth quarter of fiscal 2015. The increase was mainly due to increased salaries and related expenses, cost of books and reference materials, rental and related expenses, as well as expenses associated with Xiamen NetinNet. This increase was partially offset by decreased lecture fees.

Gross Profit. Gross profit increased by 6.5% to $25.2 million in the fourth quarter of fiscal 2016 from $23.6 million in the prior year period. Non-GAAP1 gross profit increased by 6.5% to $25.2 million in the fourth quarter of fiscal 2016 from $23.6 million in the prior year period. Gross margin was 65.8% in the fourth quarter of fiscal 2016, compared with 66.4% in the fourth quarter of fiscal 2015. Non-GAAP1 gross margin was 65.9% in the fourth quarter of fiscal 2016, compared with 66.5% in the fourth quarter of fiscal 2015.

Operating Expenses. Total operating expenses increased by 29.1% to $11.0 million in the fourth quarter of fiscal 2016, from $8.5 million in the prior year period. Non-GAAP1 total operating expenses increased by 30.7% to $10.6 million in the fourth quarter of fiscal 2016, from $8.1 million in the prior year period.

Selling expenses. Selling expenses increased by 42.4% to $6.2 million in the fourth quarter of fiscal 2016 from $4.3 million in the prior year period. Non-GAAP1 selling expenses increased by 42.6% to $6.2 million in the fourth quarter of fiscal 2016 from $4.3 million in the prior year period. The increase was primarily driven by increased salaries and related expenses, increased advertising and promotional expenses, and increased commissions to online agents, together with expenses associated with Xiamen NetinNet.

General and administrative expenses. General and administrative expenses increased by 15.3% to $4.8 million in the fourth quarter of fiscal 2016 from $4.2 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 17.1% to $4.4 million in the fourth quarter of fiscal 2016 from $3.8 million in the prior year period. The increase was mainly due to increased salaries and related expenses, as well as expenses associated with Xiamen NetinNet.

Income Tax Expense. Income tax expense decreased by 13.1% to $2.7 million in the fourth quarter of fiscal 2016 from $3.1 million in the prior year period, primarily due to a decrease in taxable income.

Net Income. As a result of the foregoing, net income decreased by 9.5% to $12.2 million in the fourth quarter of fiscal 2016 from $13.5 million in the prior year period. Non-GAAP1 net income decreased by 9.2% to $12.7 million in the fourth quarter of fiscal 2016 from $14.0 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 18.5% to $5.8 million in the fourth quarter of fiscal 2016 from $4.9 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the fourth quarter of fiscal 2016. The increase in accrued expenses and other liabilities, and income tax payable also contributed to the operating cash inflow. This operating cash inflow was partially offset by the increase in accounts receivable, other current assets, and decrease in deferred revenue.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of September 30, 2016 decreased by 2.0% to $70.5 million from $71.9 million as of June 30, 2016, mainly due to the repurchase of $4.2 million of ADSs on the open market, a long-term investment of $0.6 million, and capital expenditures of $1.8 million. This decrease was partially offset by cash flow of $5.8 million generated from operating activities in the fourth quarter of fiscal 2016.

Fiscal Year 2016 Financial Results

Net revenue. Total net revenue increased by 8.7% to $117.5 million in fiscal year 2016, from $108.2 million in fiscal year 2015. Net revenue from online education services, books and reference materials, and other sources contributed 79.9%, 6.9% and 13.2%, respectively, of total net revenues for fiscal year 2016.

Online education services. Net revenue from online education services increased by 5.9% to $93.9 million in fiscal year 2016 from $88.7 million in fiscal year 2015.

Books and reference materials. Net revenue from books and reference materials increased by 17.4% to $8.1 million in fiscal year 2016 from $6.9 million in fiscal year 2015.

Others. Net revenue from other sources increased by 23.0% to $15.6 million in fiscal year 2016 from $12.6 million in fiscal year 2015.

Cost of Sales. Cost of sales increased by 9.0% to $48.3 million in fiscal year 2016, from $44.3 million in fiscal year 2015. Non-GAAP1 cost of sales increased by 9.0% to $48.2 million in fiscal year 2016 from $44.2 million in fiscal year 2015.

Gross Profit. Gross profit increased by 8.4% to $69.2 million in fiscal year 2016 from $63.8 million in fiscal year 2015. Non-GAAP1 gross profit increased by 8.4% to $69.4 million in fiscal year 2016 from $64.0 million in fiscal year 2015. Gross margin for fiscal year 2016 was 58.9%, compared with 59.0% in fiscal year 2015. Non-GAAP1 gross margin for fiscal year 2016 was 59.0%, compared with 59.1% in fiscal year 2015.

Operating Expenses. Total operating expenses increased by 10.4% to $41.3 million in fiscal year 2016 from $37.4 million in fiscal year 2015. Non-GAAP1 total operating expenses increased by 10.3% to $39.4 million in fiscal year 2016 from $35.8 million in fiscal year 2015.

Selling expenses. Selling expenses increased by 1.4% to $24.5 million in fiscal year 2016 from $24.2 million in fiscal year 2015. Non-GAAP1 selling expenses increased by 1.3% to $24.4 million in fiscal year 2016 from $24.1 million in fiscal year 2015.

General and administrative expenses. General and administrative expenses increased by 27.0% to $16.8 million in fiscal year 2016 from $13.2 million in fiscal year 2015. Non-GAAP1 general and administrative expenses increased by 28.9% to $15.0 million in fiscal year 2016 from $11.6 million in fiscal year 2015.

Income Tax Expense. Income tax expense increased by 4.7% to $6.2 million in fiscal year 2016 from $5.9 million in fiscal year 2015.

Net Income. Net income increased by 7.0% to $26.3 million in fiscal year 2016 from $24.6 million in fiscal year 2015. Non-GAAP1 net income increased by 7.4% to $28.3 million in fiscal year 2016 from $26.4 million in fiscal year 2015.

Operating Cash Flow. Net operating cash inflow increased by 2.9% to $38.9 million from $37.8 million in fiscal year 2015.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of September 30, 2016 decreased by 49.3% to $70.5 million from $138.9 million as of September 30, 2015.

Outlook

For the first quarter of fiscal 2017, the Company expects to generate total net revenue in the range of $28.0 million to $29.2 million, representing year-over-year growth of approximately 15% to 20%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time the following morning on Wednesday, November 30, 2016 (9:00 p.m. Beijing Time on November 30, 2016) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

U.S. Toll Free:	+1-866-5194-004
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong:	+852-3018-6771
United Kingdom:	+44-203-6214-779
Passcode:	CDEL or DL

A telephone replay will be available approximately two hours after the call until December 7, 2016 by dialing:

U.S. Toll Free:	+1-855-4525-696
International:	+61-2-8199-0299
Mainland China:	400-632-2162
Hong Kong:	800-963-117
United Kingdom:	0808-234-0072
Replay Passcode:	20463322

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2017 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including K-12 teacher continuing education, Open Learning Platform, mobile related products, Big Data solutions, and College Cooperation Program, as well as the acquisition of and strategic investment in Xiamen NetinNet and any other business and the listing and planned share issuance of Zhengbao Yucai on China’s New Third Board) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: goals and growth strategies; future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel:+86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel:+1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2015	September 30, 2016
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	117,899	53,677
Term deposits	4,720	—
Restricted cash	16,312	15,547
Accounts receivable, net of allowance for doubtful accounts of US$661 and US$158 as of September 30, 2016 and September 30, 2015, respectively	2,800	5,454
Inventories	871	971
Prepayment and other current assets	4,853	5,893
Short term investments	—	1,278
Amount due from a related party	103	208
Deferred tax assets, current portion	1,508	1,676
Deferred cost	1,163	1,118

Total current assets	150,229	85,822

Non-current assets:
Property, plant and equipment, net	12,916	13,908
Goodwill	7,429	29,392
Long term investments	—	3,079
Other intangible assets, net	1,078	11,675
Deposit for purchase of non-current assets	93	1,116
Other non-current assets	2,375	3,928

Total non-current assets	23,891	63,098

Total assets	174,120	148,920

Liabilities and equity:
Current liabilities:
Bank borrowing	16,467	15,551
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$26,279 and US$24,129 as of September 30, 2016 and September 30, 2015, respectively)	25,993	30,564
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,353 and US$3,474 as of September 30, 2016 and September 30, 2015, respectively)	4,453	5,308
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$35,437 and US$29,540 as of September 30, 2016 and September 30, 2015, respectively)	29,563	36,332
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$862 and US$5,245 as of September 30, 2016 and September 30, 2015, respectively)	5,245	862

Total current liabilities	81,721	88,617

Non-current liabilities:
Deferred tax liabilities, non-current portion	1,590	3,831

Total non-current liabilities	1,590	3,831

Total liabilities	83,311	92,448

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2016 and September 30, 2015, respectively; Authorized – 500,000,000 shares at September 30, 2016 and September 30, 2015, respectively; Issued and outstanding – 131,729,773 and 142,406,933 shares at September 30, 2016 and September 30, 2015, respectively)	14	13
Additional paid-in capital	55,598	15,697
Accumulated other comprehensive income (loss)	2,735	(3,676)
Retained Earnings	32,462	32.944

Total China Distance Education Holdings Limited shareholder’s equity	90,809	44,978
Noncontrolling interest	—	11,494

Total equity	90,809	56,472

Total liabilities and equity	174,120	148,920

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2015	2016
Sales, net of business tax, value-added tax and related surcharges:
Online education services	30,015	30,454
Books and reference materials	1,661	2,755
Others	3,903	5,030

Total net revenues	35,579	38,239

Cost of sales
Cost of services	(11,486)	(11,835)
Cost of tangible goods sold	(484)	(1,250)

Total cost of sales	(11,970)	(13,085)

Gross profit	23,609	25,154

Operating expenses
Selling expenses	(4,336)	(6,175)
General and administrative expenses	(4,200)	(4,841)

Total operating expenses	(8,536)	(11,016)
Other operating income	14	445

Operating income	15,087	14,583

Interest income	1,096	255
Interest expense	(148)	(118)
Exchange gain	532	243

Income before income taxes	16,567	14,963
Less: Income tax expense	(3,052)	(2,653)
Loss from equity method investment	—	(91)

Net income	13,515	12,219
Net loss attributable to noncontrolling interest	—	6

Net income attributable to China Distance Education Holdings Limited	13,515	12,225

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.094	0.093
Diluted	0.094	0.092

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.377	0.370
Diluted	0.376	0.369

Weighted average shares used in calculating net income per share:
Basic	142,709,504	131,546,652
Diluted	143,816,644	132,362,078

China Distance Education Holdings Limited

Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2015	2016
	(Derived from Audited)	(Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	88,657	93,923
Books and reference materials	6,873	8,067
Others	12,647	15,558

Total net revenues	108,177	117,548

Cost of sales
Cost of services	(41,043)	(43,796)
Cost of tangible goods sold	(3,300)	(4,538)

Total cost of sales	(44,343)	(48,334)

Gross profit	63,834	69,214

Operating expenses
Selling expenses	(24,186)	(24,517)
General and administrative expenses	(13,211)	(16,778)

Total operating expenses	(37,397)	(41,295)
Other operating income	224	806

Operating income	26,661	28,725

Interest income	3,513	2,020
Interest expense	(464)	(555)
Exchange gain	737	2,462

Income before income taxes	30,447	32,652
Less: Income tax expense	(5,874)	(6,150)
Loss from equity method investment	—	(91)

Net income	24,573	26,411
Net income attributable to noncontrolling interest	—	(121)

Net income attributable to China Distance Education Holdings Limited	24,573	26,290

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.172	0.192
Diluted	0.171	0.190

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.686	0.767
Diluted	0.684	0.759

Weighted average shares used in calculating net income per share:
Basic	142,720,838	136,497,929
Diluted	143,767,990	138,465,944

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	11,970	13,085
Share-based compensation expense in cost of sales	40	40
Non-GAAP cost of sales	11,930	13,045

Selling expenses	4,336	6,175
Share-based compensation expense in selling expenses	20	21
Non-GAAP selling expenses	4,316	6,154

General and administrative expenses	4,200	4,841
Share-based compensation expense in general and administrative expenses	443	442
Non-GAAP general and administrative expenses	3,757	4,399

Gross profit	23,609	25,154
Share-based compensation expenses	40	40
Non-GAAP gross profit	23,649	25,194

Gross profit margin	66.4%	65.8%
Non-GAAP gross profit margin	66.5%	65.9%

Operating income	15,087	14,583
Share-based compensation expenses	503	503
Non-GAAP operating income	15,590	15,086

Operating margin	42.4%	38.1%
Non-GAAP operating margin	43.8%	39.5%

Net income	13,515	12,225
Share-based compensation expense	503	503
Non-GAAP net income	14,018	12,728

Net income margin	38.0%	32.0%
Non-GAAP net income margin	39.4%	33.3%

Net income per share—basic	0.094	0.093
Net income per share—diluted	0.094	0.092
Non-GAAP net income per share—basic	0.098	0.097
Non-GAAP net income per share—diluted	0.097	0.096

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.377	0.370
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.376	0.369
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.393	0.387
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.390	0.385

Weighted average shares used in calculating basic net income per share	142,709,504	131,546,652
Weighted average shares used in calculating diluted net income per share	143,816,644	132,362,078
Weighted average shares used in calculating basic non-GAAP net income per share	142,709,504	131,546,652
Weighted average shares used in calculating diluted non-GAAP net income per share	143,816,644	132,362,078

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	44,343	48,334
Share-based compensation expense in cost of sales	143	162
Non-GAAP cost of sales	44,200	48,172

Selling expenses	24,186	24,517
Share-based compensation expense in selling expenses	74	84
Non-GAAP selling expenses	24,112	24,433

General and administrative expenses	13,211	16,778
Share-based compensation expense in general and administrative expenses	1,566	1,769
Non-GAAP general and administrative expenses	11,645	15,009

Gross profit	63,834	69,214
Share-based compensation expenses	143	162
Non-GAAP gross profit	63,977	69,376

Gross profit margin	59.0%	58.9%
Non-GAAP gross profit margin	59.1%	59.0%

Operating income	26,661	28,725
Share-based compensation expenses	1,783	2,015
Non-GAAP operating income	28,444	30,740

Operating margin	24.6%	24.4%
Non-GAAP operating margin	26.3%	26.2%

Net income	24,573	26,290
Share-based compensation expense	1,783	2,015
Non-GAAP net income	26,356	28,305

Net income margin	22.7%	22.4%
Non-GAAP net income margin	24.4%	24.1%

Net income per share—basic	0.172	0.192
Net income per share—diluted	0.171	0.190
Non-GAAP net income per share—basic	0.185	0.207
Non-GAAP net income per share—diluted	0.183	0.204

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.686	0.767
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.684	0.759
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.739	0.829
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.733	0.818

Weighted average shares used in calculating basic net income per share	142,720,838	136,497,929
Weighted average shares used in calculating diluted net income per share	143,767,990	138,465,944
Weighted average shares used in calculating basic non-GAAP net income per share	142,720,838	136,497,929
Weighted average shares used in calculating diluted non-GAAP net income per share	143,767,990	138,465,944

Note 1: Each ADS represents four ordinary shares